United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Microsoft Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Microsoft Corporation

RE: The case for voting AGAINST Reid Hoffman for the Board of Directors for the Company (Proposal 1).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote AGAINST Mr. Hoffman following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote AGAINST Reid Hoffman as nominee (under Proposal 1) for the Microsoft Corporation (“Microsoft” or “Company”) Board of Directors, as listed on the 2023 proxy ballot.

Introduction

Reid Hoffman – in various capacities as a corporate leader, investor, fundraiser, political activist, philanthropist, and private citizen – has conducted himself in a manner that calls into question his judgment, character, and transparency, bringing reputational and representational harm to Microsoft Corporation.

Following we itemize just a few of many significant areas of concern, based upon credible public reports –
many confirmed by Mr. Hoffman himself – that reinforce the view that he should no longer serve on the Company’s Board.

Dubious Associations and Questionable Judgment

1.Mr. Hoffman’s ties to sex offender Jeffrey Epstein are a significant liability to Microsoft’s reputation.

As “the most connected man in Silicon Valley,”1 Mr. Hoffman pursued and sustained relationships, and maintained professional partnerships to benefit mutual interests, with the late convicted pedophile Jeffrey Epstein, long after his disreputable character was established.

Mr. Epstein was sentenced in Florida in June 2008 to eighteen months in prison, and was required to register as a sex offender in jurisdictions he frequented.2 Both during and after release from serving (what most observers considered) an extremely lenient penalty, he continued his jet-setting lifestyle, which included ongoing personal and professional relationships with well-known, wealthy public figures, including Mr. Hoffman. According to several reports based upon lawsuits and publicly released information, Mr. Epstein’s efforts served a dual purpose: to lure these powerful figures into his sex abuse activities for potential blackmailing – many which took place on his private island, Little St. James, in the Virgin Islands – and/or to persuade investors and donors to fund his financial and charitable interests.

Reports indicate that Mr. Hoffman’s initial connections to Mr. Epstein stemmed from his partnership with Joi Ito, former Director of the MIT Media Lab. Wired described Mr. Ito as a “good friend” of Mr. Hoffman,3 and according to Mr. Hoffman’s LinkedIn profile, he served on the Media Lab’s Visiting Committee and Advisory board from July 2014 to December 2021.4

1 Reid Hoffman profile, MIT Initiative on the Digital Economy. See https://ide.mit.edu/people/reid-hoffman/.

2 Lewis, Paul & Swaine, Jon. “Jeffrey Epstein: inside the decade of scandal entangling Prince Andrew,” The Guardian, Jan. 10, 2015. https://www.theguardian.com/world/2015/jan/10/jeffrey-epstein-decade-scandal-prince-andrew.

3 Dreyfuss, Emily. “Reid Hoffman and Joi Ito on Moving Fast But Not Breaking Things.” Wired, Oct.13, 2018. https://www.wired.com/story/wired25-reid-hoffman-joi-ito/.

4 Hoffman, Reid. “Volunteering Experiences.” LinkedIn. https://www.linkedin.com/in/reidhoffman/details/volunteering-experiences/

Mr. Hoffman was one of the research laboratory’s most prominent supporters during his tenure, and his contributions included participation in a $27 million fund for AI research.5

Mr. Epstein was also a generous sponsor of the Media Lab. Ronan Farrow published an investigative report in The New Yorker6 detailing Mr. Epstein’s connection with the Media Lab:

Dozens of pages of e-mails and other documents obtained by The New Yorker reveal that, although Epstein was listed as “disqualified” in M.I.T.’s official donor database, the Media Lab continued to accept gifts from him, consulted him about the use of the funds, and, by marking his contributions as anonymous, avoided disclosing their full extent, both publicly and within the university. Perhaps most notably, Epstein appeared to serve as an intermediary between the lab and other wealthy donors, soliciting millions of dollars in donations from individuals and organizations, including the technologist and philanthropist Bill Gates and the investor Leon Black…The effort to conceal the lab’s contact with Epstein was so widely known that some staff in the office of the lab’s director, Joi Ito, referred to Epstein as Voldemort or “he who must not be named.”

Mr. Hoffman and Mr. Ito also visited Little St. James island with Mr. Epstein sometime in 2014.7 He acknowledged having made one visit for an MIT “fundraising trip,” but records showed a second scheduled trip. “On the second date,” the Wall Street Journal reported,” [Mr.] Epstein planned to travel with both men from Palm Beach to the island for a weekend and then fly together to Boston.” It is not clear which 2014 trip Mr. Hoffman admitted to taking. Records obtained by the newspaper also show he was scheduled to stay overnight one night in Mr. Epstein’s New York townhouse in December 2014, followed by a “breakfast party” the following morning with Mr. Epstein, Bill Gates and other guests. Mr. Gates has also come under scrutiny over his ties to Mr. Epstein and visits to his island.

According to Axios, Mr. Hoffman and Mr. Epstein both aggressively fundraised for the lab, with Mr. Hoffman also inviting Mr. Epstein to join him at an August 2015 dinner in Silicon Valley that included tech entrepreneurs Elon Musk, Mark Zuckerberg and Peter Thiel.8 In an email to Mr. Thiel, according to the Wall Street Journal, “Hoffman wrote that Epstein was a ‘mostly fun, very interesting guy, you may find him perverse, but very smart on biology, computation, macro econ.’”9

5 Johnson, Khari. “LinkedIn cofounder Reid Hoffman, Omidyar Network create $27 million fund for AI in the public interest.” VentureBeat, Jan. 10, 2017. https://venturebeat.com/ai/linkedin-cofounder-reid-hoffman-omidyar-network-create-27-million-fund-for-ai-in-the-public-interest/

6 Farrow, Ronan. “How an Elite University Research Center Concealed Its Relationship with Jeffrey Epstein.” The New Yorker, Sep. 6, 2019. https://www.newyorker.com/news/news-desk/how-an-elite-university-research-center-concealed-its-relationship-with-jeffrey-epstein

7 Safdar, Khadeeja & Benoit, David. “Jeffrey Epstein Documents, Part 2: Dinners With Lawrence Summers and Movie Screenings With Woody Allen,” Wall Street Journal, May 3, 2023. https://www.wsj.com/articles/jeffrey-epstein-documents-woody-allen-larry-summers-edb3e9b2.

8 Salmon, Felix. “Exclusive: Reid Hoffman apologizes for role in Epstein-linked donations to MIT,” Axios, Sep. 12, 2019. See https://www.axios.com/2019/09/12/reid-hoffman-jeffrey-epstein-mit-donations

9 Benoit, David; Safdar, Khadeeja. “How Jeffrey Epstein Tried to Tap Into Trump’s Circle,” Wall Street Journal, Aug. 30, 2023. See https://www.wsj.com/politics/jeffrey-epstein-trump-associates-ab19d1f0

Recognizing the disgrace brought upon MIT following the publication of the 2019 New Yorker story, Mr. Ito resigned, but Mr. Hoffman did not experience equivalent contrition to take similar action. Instead he defended his friend, Mr. Ito,[10] and remained on the Media Lab’s advisory board until December 2021, as previously mentioned. A transparency-minded colleague of Mr. Hoffman’s, associated with a Media Lab awards program that he sponsored, said of him, “Hoffman basically hid behind bureaucracy and the old ‘ongoing investigation’ excuse. He said it would be complicated to release the correspondence publicly because other names might get dragged in.”

Mr. Hoffman’s extremely poor judgment leaves many unanswered questions. Recognizing Mr. Epstein as “perverse,” how did Mr. Hoffman justify ongoing collaboration with the convicted pedophile, who maintained his own luxury island to traffic underage girls to fulfill the sexual desires of himself and his associates? How could a highly educated, savvy and allegedly instinctive tech billionaire agree to visit such a place, with such a person, with such a detestable reputation, unless it was intentional, showing utter disregard for his own image and that of the businesses and organizations with which he is identified?

At best, Mr. Hoffman gave Mr. Epstein access to the upper echelons of science and tech in exchange for donations to the MIT Media Lab, despite Mr. Epstein’s image. In addition, Mr. Hoffman gave Mr. Epstein a platform to restore his image, which Hoffman has admitted: “It gnaws me that, by lending my association, I helped his reputation, and thus delayed justice for his survivors.”11

At worst, Mr. Hoffman’s activities with Mr. Epstein are evidence of more nefarious behavior.

Is this suitable conduct, or even sufficient discernment, that is worthy of a Microsoft Board seat?

Abrasive, Off-Putting Campaign Activism Offends Across the Political Spectrum

2.Mr. Hoffman’s unethical and brazenly outspoken political activism make him unsuitable to serve on Microsoft’s Board.

Mr. Hoffman is also one of the largest sources of funding for secretive political activist organizations. While he has the right to donate to whichever causes and candidates he wishes, his connections and funding of controversial – and arguably unethical – tactics are a liability to

10 Rogers, Taylor N. “LinkedIn founder Reid Hoffman defended a former MIT official who accepted donations from Jeffrey Epstein.” Business Insider, Sep. 8, 2019. https://www.businessinsider.com/reid-hoffman-defended-mit-joi-ito-over-epstein-donations-2019-9

11 Thaler, Shannon. “LinkedIn billionaire Reid Hoffman visited Jeffrey Epstein’s private island, planned to visit NYC mansion,” New York Post, May 3, 2023. See https://nypost.com/2023/05/03/linkedins-reid-hoffman-visited-jeffrey-epsteins-private-island/

Microsoft’s reputation, and risk alienating a significant portion of the Company’s customers and shareholders. Often his donations go “into nontraditional groups that aren't mandated to report their funding and often operate in the shadows,” according to Fox News.12

Mr. Hoffman co-founded Investing in Us, a left-wing for-profit investment fund that applies a venture capital-like approach to political and social activism.13 The organization was criticized by both sides of the political aisle for contributing to controversial organizations.

In 2018, Mr. Hoffman apologized for funding an operation that spread disinformation on social media platforms about Republican senatorial candidate Roy Moore during his campaign in the 2017 special election in Alabama.14 According to the Washington Post:15

Hoffman’s public apology follows news reports on the effort, known as Project Birmingham, which involved the creation of misleading Facebook pages to persuade Alabama conservatives to vote for somebody other than Moore.

One Project Birmingham tactic described in the document claimed backers had created false online evidence that a network of Russian automated accounts, called bots, were supporting Moore. In his statement, Hoffman called this report “the most disturbing aspect” of the disinformation effort.

MotiveAI, another firm credited with “with backing from billionaire LinkedIn chairman Reid Hoffman,” ran ads through associated limited liability companies that featured offensive content and disinformation. According to the Daily Beast:16

A page called Drain the Swamp, which appeared to target Republicans, promoted conspiracy theories that Brett Kavanaugh—then facing a bitter Supreme Court confirmation fight—had helped Bill and Hillary Clinton cover up the murder of a White House aide.

Other Facebook pages with MotiveAI associations made sexist comments about former Congresswoman Tulsi Gabbard and Republican megadonor Rebekah Mercer. One such page called Rep. Gabbard a “C.W.I.L.F.,” which stands for a “Congresswoman I’d like to f—.”

12 Chasmar, Jessica. “Billionaire who visited Epstein island pours thousands into coffers of vulnerable Dem Senate races,” FoxNews.com, July 21, 2023. See https://www.foxnews.com/politics/billionaire-who-visited-epstein-island-pours-thousands-coffers-vulnerable-dem-senate-races.

13 Nguyen, Tina. “The Left’s ‘Capital Arm of the Resistance’: LinkedIn Founder Reid Hoffman Is Spending Hundreds of Millions to Growth-Hack Democracy,” Vanity Fair, Apr. 30, 2019. See https://www.vanityfair.com/news/2019/04/linkedin-founder-reid-hoffman-spends-millions-to-grow-democracy

14 Lutz, Eric. “LinkedIn Billionaire Distances Himself from Russian-Style Disinformation Campaign,” Vanity Fair, Dec. 27, 2018. See https://www.vanityfair.com/news/2018/12/reid-hoffman-distances-himself-from-alabama-campaign

15 Davis, Aaron; Romm, Tony; Timberg, Craig. “Internet billionaire Reid Hoffman apologizes for funding a group tied to disinformation in Alabama race,” The Washington Post, Dec. 26, 2018. See https://www.washingtonpost.com/technology/2018/12/26/internet-billionaire-reid-hoffman-apologizes-funding-group-behind-disinformation-alabama-race/

16 Markay, Lachlan. “Democratic Ad Firm Accused of Fake News Retools for 2020,” The Daily Beast, Apr. 23, 2019. See https://www.thedailybeast.com/motiveai-a-democratic-ad-firm-accused-of-fake-news-retools-for-2020

Mr. Hoffman also funded ACRONYM, a liberal dark money group behind Courier Newsroom, which creates progressive websites emulating local news outlets. The organization has been criticized for providing a hyper-partisan take on local news.17 ACRONYM is also known for launching Shadow, Inc., the political technology firm behind the Iowa Democratic caucus vote debacle in 2020.18

Mr. Hoffman also carries an unhealthy fixation on former President Donald Trump and his tens of millions of supporters. For years Mr. Hoffman has been linked with investor Dmitri Mehlhorn, who is also his chief political advisor and co-founder of Investing in US with him.19 Mr. Mehlhorn told CNBC last year, “Our political philanthropy is focused on weakening the political power of the anti-American Trump-MAGA movement.” He also characterized the former president as a “disease,”20 with Mr. Hoffman himself going a step further and calling him “The Disease President.”21 As is widely known, President Trump dominates the race for the Republican presidential nomination for 2024, so regardless of anyone’s personal views of the man, to broad-brush a significant portion of the public – and also Microsoft’s customer base – as anti-American, is unbefitting of a Microsoft director.

Mr. Hoffman even stooped to juvenile levels in his blinding obsession against President Trump. During the 2016 campaign he created “Trumped Up Cards,” a satirical multi-player game. He promoted it on his personal Medium page as “The World’s Biggest Deck.”22

Taking his abrasive political tactics several steps further, reports showed Mr. Hoffman donated heavily to a nonprofit organization that contributed $620,000 to a legal defense fund for Fusion GPS, the opposition research firm that created the debunked Steele dossier behind the Russian investigation hoax of the Trump administration.[23] Through yet another nonprofit (or possibly the same one), Mr. Hoffman also has paid the legal bills for Trump accuser E. Jean Carroll, who sued him for defamation over her allegations

17 Thompson, Alex. “Newsroom or PAC? Liberal group muddies online information wars,” Politico, Jul. 14, 2020. See https://www.politico.com/news/2020/07/14/newsroom-pac-liberal-info-wars-356800

18 Massoglia, Anna. “‘Dark money’ networks hide political agendas behind fake news sites,” Open Secrets, May 22, 2022. See https://www.opensecrets.org/news/2020/05/dark-money-networks-fake-news-sites/

19 Schwartz, Brian. “LinkedIn co-founder Hoffman hopes to get more Democrats elected to Congress this fall by beating some in the primaries,” CNBC, June 28, 2022. See https://www.cnbc.com/2022/06/28/linkedins-hoffman-spending-to-elect-more-mainstream-democrats-to-congress.html.

20 “Dmitri Mehlhorn: The Man Financing a Political Counterrevolution,” The Intercept, May 6, 2023. See https://theintercept.com/2023/05/06/deconstructed-dmitri-mehlhorn-democratic-party/.

21 Hoffman, Reid. “The Disease President,” Medium.com, Aug. 7, 2020. See https://reid.medium.com/the-disease-president-4c7567e829c6.

22 Hoffman, Reid. “Playing Trumped Up Cards: The World’s Biggest Deck*,” Medium.com, Sept. 14, 2016. See https://reid.medium.com/playing-trumped-up-cards-the-worlds-biggest-deck-74ff3f850e9c.

23 Ross, Chuck. “Tech Billionaire Who Bankrolled Numerous Disinformation Projects Linked To $620,000 Donation To Fusion GPS’s Legal Fund,” Daily Caller, Dec. 21, 2020. See https://dailycaller.com/2020/12/21/fusion-gps-reid-hoffman-dossier/.

of rape against him going back to the 1990s.24 To set the stage for the lawsuit to be able to move forward – through yet another secretive nonprofit group backed by Mr. Hoffman – Ms. Carroll told CNN that she helped New York Democrats to pass a new law in 2022 to extend the statute of limitations for sexual assault civil lawsuits beyond 20 years, which enabled her to sue President Trump during a one-year window.25

A New York judge and jury found against President Trump regarding the defamation claim, despite agreeing that Ms. Carroll wasn’t raped by the former president. The case is being appealed.26

But it’s not just the “Republican half” of the country that Mr. Hoffman and his close associates disparage either. His millions of dollars in political donations have split his own party as well, in a stated effort to elect “mainstream” Democrats. He has weighed in heavily in opposition to progressive candidates such as Bernie Sanders and so-called “Justice Democrats.” As one example, in response to an inquiry by CNBC, a Justice Democrats spokesman said, “Billionaire Reid Hoffman financing an extreme pro-NRA, anti-union, and anti-choice Democrat in Henry Cuellar’s candidacy in the name of ‘Mainstream Democrats’ is disgraceful.”

This headline from liberal news site Vox.com may say it all about Mr. Hoffman: “This billionaire built a big-money machine to oust Trump. Why do some Democrats hate him?”27

To complete his sweeping, scorched-earth style of politics against all voter ideologies that are in the way of his agenda, this year Mr. Hoffman is leading fellow billionaires in a multimillion-dollar effort to pre-emptively attack any perceived viable third-party – like No Labels – or independent threats against his favored presidential candidate, incumbent President Joe Biden.28 According to Politico:

Hoffman and Matt Bennett, co-founder of the centrist organization Third Way, argued during [a teleconference] meeting that not only is a third-party victory implausible but that independent candidates would inevitably hurt Biden, said one participant on the call, granted anonymity to discuss the issue candidly.

Hoffman has contributed $1.5 million to help with legal and political efforts to stop No Labels. But he and Bennett asked donors to pony up more, aiming to raise $3 million to $4 million total, the meeting participant said.

24 Ross, Chuck. “Dem Megadonor Secretly Funds Rape Lawsuit Against Donald Trump,” Washington Free Beacon, April 14, 2023. See https://freebeacon.com/democrats/dem-megadonor-secretly-funds-rape-lawsuit-against-donald-trump/.

25 DC_Draino on X. See https://twitter.com/DC_Draino/status/1656335296085245952.

26 Pollak, Joel B. “Anti-Trump Judge Rules for E. Jean Carroll in Defamation Claim,” Breitbart.com, Sept. 6, 2023. See https://www.breitbart.com/politics/2023/09/06/anti-trump-judge-rules-for-e-jean-carroll-in-defamation-claim/.

27 Schleifer, Theodore. “This billionaire built a big-money machine to oust Trump. Why do some Democrats hate him?,” Vox.com, Sept. 23, 2020. See https://www.vox.com/recode/21451481/linkedin-reid-hoffman-billionaire-democratic-party-tension-silicon-valley.

28 Schneider, Elena & Lemire, Jonathan. “Spoiler alert: Biden world is taking third-party threats seriously,” Politico, Oct. 6, 2023. See https://www.politico.com/news/2023/10/06/biden-donors-third-party-challengers-2024-00120285.

“Biden wins a head-to-head with Trump, so as long as we can hand him that, he can win. But [third-party candidates] will make it very hard,” Bennett said in an interview with POLITICO after the Wednesday meeting. “People are very focused on this threat.”

Mr. Hoffman’s secrecy tactics aren’t limited to his political activism. In September it was revealed he was one of several billionaires who for five years were secretly buying farmland in rural Solano County, Calif. – situated between San Francisco and Sacramento – for the purposes of building a “green” and “walkable” city.[29] Acquired under the guise of an LLC called “Flannery Associates,” the identities of the backers were kept anonymous until late this summer. A Congressman who represents nearby Travis Air Force Base, Democrat Rep. John Garamendi, said the Flannery group has “totally poison[ed] the well” with the community by virtue of their underhandedness. Locals accused the group of “mobster tactics” in their efforts to secure the land they want to build their utopia, by threatening litigation and playing farmers against one another.[30]

Inappropriate Political Engagement and Hypocritical Censorship as a Business Leader

3.Mr. Hoffman’s political and business management views are hypocritical in light of Microsoft’s objectives, making him unsuitable for the board.

Mr. Hoffman has published his political opinions in different forums, including his own page on LinkedIn. For a man of his wealth, experience and intellect, however, he demonstrates a surprising lack of logical consistency in his views.

As one example, in April 2021 he published a commentary about “protecting voting rights,”31 which largely addressed the notorious election integrity law in Georgia that was passed, but was demonized by the political left (including President Biden) as “voter suppression” and “Jim Crow 2.0.” Among his arguments, Mr. Hoffman complained that such laws as the Peach State’s “[reduced] drop boxes and mobile polling places; [imposed] new bureaucratic burdens on absentee voters; and even makes it a crime for people who aren’t poll workers to provide ‘food and drink’ to voters within 150 feet of a polling place.” Omitted from Mr. Hoffman’s grievances were facts about past abuses of such practices: unmonitored drop boxes where individuals stuffed multiple ballots; lack of voter ID and other measures to confirm identities of absentee voters; and the corruptibility of “buying” votes by giving away items of value.

29 Har, Janie. “Billionaires want to build new city in rural California,” Associated Press, Sept. 4, 2023. See https://www.staradvertiser.com/2023/09/04/breaking-news/billionaires-want-to-build-new-city-in-rural-california/.

30 Carter, Tom. “A mystery company backed by Silicon Valley elites is buying up land to build a new city. Farmers say they've been pressured to sell up,” Business Insider, Oct. 31, 2023. See https://www.businessinsider.com/silicon-valley-california-forever-farmers-pressured-to-sell-land-2023-10.

31 Hoffman, Reid. “Protecting Voting Rights: Good for America, Good for American Business,” LinkedIn, April 14, 2021. See https://www.linkedin.com/pulse/protecting-voting-rights-good-america-american-business-reid-hoffman/.

These points, of course, are all worthy of debate and a Microsoft director need not be expected to toe one side or the other. But a reasoned, experienced businessman should at least express an understanding that there are rational alternate perspectives. Rather than recognize that, Mr. Hoffman chooses to demonize opponents on the issue. In doing so he presented a business analogy to voting access:

As business leaders, we strive to make the products and services our companies create as useful and accessible as we can. We want our customers to use them. We want to broaden our customer bases. Similarly, in a democracy like ours, we should strive to create more civic participation and an increasingly engaged electorate.

Mr. Hoffman might be more believable if he was equally critical of the social media product he co-founded: LinkedIn. However, it appears he only supports “civic participation” and “engaged” customers on the platform if they agree with his politics.

Following are just a few examples of LinkedIn’s censorship:

•Refused to publish a piece written by a Harvard epidemiologist who defended health care workers who declined the COVID shot because they had acquired natural immunity to the virus32

•Presidential candidate Vivek Ramaswamy was locked out of his account after posting about President Biden’s relationship with China and about his climate change policies33

•“[Blocked] profiles from being viewed inside China if they mention politically sensitive topics such as the Tiananmen Square massacre”34

Simple Internet searches reveal countless other examples of historical LinkedIn censorship, many of which include frustrating experiences by users who cannot get straight answers about the removal of their content, or about denial of access to their accounts.35

Mr. Hoffman, as director of LinkedIn parent Microsoft, could easily advocate for the website to remain open to all for reasoned political debate, but there is no evidence that he does. In fact, his own history indicates that he encourages such snubs, and user complaints usually fall on deaf ears. As a self-styled expert on venture capital-funded startups, upon which his co-authored advice book Blitzscaling has been turned into a Stanford University course, Mr. Hoffman

32 “Harvard Epidemiologist Censored by LinkedIn for Defending Healthcare Jobs,” Brownstone Institute, Oct. 4, 2021. See https://brownstone.org/articles/harvard-epidemiologist-censored-by-linkedin-for-defending-healthcare-jobs/.

33 Sellers, Ben. “GOP Presidential Candidate Censored by LinkedIn for Criticizing China, Climate Policies,” HeadlineUSA.com, May 25, 2023. See https://headlineusa.com/gop-candidate-censored-linkedin/.

34 Davidson, Helen. “LinkedIn blocks profiles from view in China if sensitive topics mentioned,” The Guardian, June 18, 2021. See https://www.theguardian.com/world/2021/jun/18/linkedin-blocks-profiles-from-view-in-china-if-sensitive-topics-mentioned.

35 Nedumparambill, Aaron. “LinkedIn Kicked Me Out, Without Really Telling Me Why,” Vice.com, March 18, 2021. See https://www.vice.com/en/article/dy8m9z/linkedin-social-media-ban-censorship.

recommends one counterintuitive business practice for an alleged path to success: “Ignore your customers.”36

Is this an image that Microsoft wishes to project?

Microsoft’s Standards

In its 2023 proxy statement,37 Microsoft emphasizes “trust” in its section on “Governance and Our Board of Directors:”

Earning the trust of our customers, partners, shareholders, and other stakeholders is the foundation of our business success and is fundamental to realizing Microsoft’s mission to empower every person and every organization on the planet to achieve more. The Board of Directors is committed to building trust through strong corporate governance, effective oversight, and strategic engagement. Together, these ensure accountability and position Microsoft for sustained success in a turbulent world.

…Microsoft’s Board and management team understand that the work the Company does across a spectrum of environmental and social areas makes an important contribution to the Company’s long-term financial performance and growth…

Microsoft also gains trust from our longstanding commitments to conducting our business in ways that are principled, transparent, and accountable. The foundation of these commitments is expressed in Microsoft’s Standards of Business Conduct (“Trust Code”) at aka.ms/policiesandguidelines which apply to our employees, officers, Board of Directors, and our subsidiaries and controlled affiliates across the globe. The Trust Code requires not only legal compliance, but also broader commitments to address accessibility, diversity and inclusion, human rights, and privacy.

As a director for the Company, Mr. Hoffman’s sole Board committee assignment is the Environmental, Social and Public Policy Committee. That places this undisciplined elitist with questionable ethics in a place of oversight for Company policies where it can be argued that he is compromised, including on issues such as climate change, competition, privacy, digital safety, human rights, government relations, political activities and expenditures, and the Company’s public policy positions and agenda (see page 17 of the 2023 proxy statement).

As a contributor of millions of dollars in support for President Biden with help from many other wealthy donors, Mr. Hoffman has access to the White House like few others have. Within the past year, for example, Microsoft has reaped the benefit of billions of dollars in federal

36 Reid Hoffman on Twitter, Dec. 13, 2018. See https://twitter.com/reidhoffman/status/1073263554281623553.

37 Notice of Annual Shareholders Meeting and Proxy Statement, Microsoft Corporation, Oct. 19, 2023. See https://view.officeapps.live.com/op/view.aspx?src=https://c.s-microsoft.com/en-us/CMSFiles/2023%20Proxy%20Statement%20Accessibility.docx?version=512bc2ba-0871-3c05-310d-cb9f610ade05.

government contracts for defense38 and climate39 initiatives. This inevitably should raise suspicions about paid, privileged access that result in significant rewards.

And considering the evidence already presented above, the (at best) undiscerning Mr. Hoffman should be allowed nowhere near a major multinational corporation’s decision-making on digital safety, human rights, and political activities and expenditures.

Microsoft cannot afford to be careless. While it has enjoyed recent success in revenue generation and share price improvement, recent examples of corporate stumbles show that optimism can be erased overnight. Shareholders and leaders need look no further than Anheuser-Busch InBev and its disastrous experience with its Bud Light brand; Target Corporation’s offensive apparel displays for so-called transgenders; and the backlash against The Walt Disney Company over its LGBTQ-themed political activism and inappropriate programming targeting children, as examples that customers can turn on a company instantaneously.

Conclusion

While we respect Mr. Hoffman’s right to make political donations, as Microsoft shareholders, we believe his partisan political activities damage the firm’s reputation and can lead to even greater negative consequences for the Company. In addition, Mr. Hoffman’s political activism, and affiliation with controversial and unethical organizations, risk alienating a significant number of the firm’s customers, who could be offended by Mr. Hoffman’s activities. He often adopts a caustic and vindictive approach which is unbecoming of a signature representative of the Company, not to mention as the iconic co-founder of one of its top products. Respectfulness, temperament and tone matter for corporate directors.

Even worse, Mr. Hoffman’s connections with Mr. Epstein present a significant liability to Microsoft’s brand. Despite his attempts to distance himself from the renowned convicted pedophile, investigative reports continue to implicate Mr. Hoffman in the furtherance of Mr. Epstein’s social capital. What’s next to be revealed? Is the Company willing to wait and find out the next shoe that drops to see how embarrassing it is?

Mr. Hoffman made his billions of dollars years ago from the success of LinkedIn, and then the sale of it to Microsoft. He is not entitled to a board seat. He clearly finds it more important to

38 “Pentagon splits $9 billion cloud contract among Google, Amazon, Oracle and Microsoft,” Reuters, Dec. 8, 2022. See https://www.reuters.com/technology/pentagon-awards-9-bln-cloud-contracts-each-google-amazon-oracle-microsoft-2022-12-07/.

39 Calma, Justine. “Microsoft is the first customer for the Biden administration’s carbon removal hubs,” TheVerge.com, Sept. 7, 2023. See https://www.theverge.com/2023/9/7/23863386/microsoft-heirloom-biden-administrations-carbon-removal-hub.

articulate his virulent political views, and to achieve his goals through dishonorable means, than to preserve the reputation of Microsoft.

Therefore, we call upon our fellow shareholders to vote AGAINST Reid Hoffman as director for Microsoft Corporation.

Photo credits:

Page 2 – Reid Hoffman/Joi, Creative Commons

Page 4 – Jeffrey Epstein

Page 6 – E. Jean Carroll/Screen shot CNN via YouTube

Page 8 – Reid Hoffman/Joi, Creative Commons

Page 11 – Reid Hoffman/Joi, Creative Commons

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For questions regarding Microsoft Corporation – Proposal #1, National Legal and Policy Center’s opposition to Reid Hoffman’s re-election as Director, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.